2010 Main Street Suite 500 Irvine, CA 92614-7269 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com

January 28, 2014

Via Electronic Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:

Two Roads Shared Trust (the “Registrant”) Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 18 to the Registrant’s Registration Statement on behalf of the Epicurus Mexico Fixed Income Local Currency Fund (File No. 811-22718)

Ladies and Gentleman:

On behalf of the Registrant and its series Epicurus Mexico Fixed Income Local Currency Fund (the “Fund”), we submit this letter to notify the SEC, pursuant to Rule 477 under the Securities Act of 1933, that the Registrant hereby withdraws Post-Effective Amendment No. 18 to Registrant’s Registration Statement and requests that the SEC take no further action with respect thereto.  Post-Effective Amendment No. 18 was filed on November 15, 2013 (SEC Accession No. 0000910472-13-004760) for the purpose of registering Fund shares.

The investment adviser to the Fund, Epicurus Fund Management SAPI de CV, has notified the Registrant of its intention to suspend any current and future operations of the Fund.  Pursuant to Rule 477, the Registrant certifies that no securities were sold in connection with the offering of the Fund.

If you have any questions relating to this filing, please contact the undersigned at (949) 442-6037.

Sincerely,

/s/ Robert A. Robertson

Robert A. Robertson

cc: Richard A. Malinowski

18891824.BUSINESS